Exhibit 1.02

McDermott International, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (this “Report”) of McDermott International, Inc. has been prepared pursuant to the Conflicts Mineral Rule for the Reporting Period (January 1, 2013 to December 31, 2013). Please refer to the Form SD to which this Report is attached as an exhibit for definitions of terms used in this Report, unless otherwise defined herein.

Description of the Projects Covered by this Report

This Report relates to projects: (i) for which Covered Minerals were or may be necessary to the functionality or production; (ii) that were manufactured, or contracted to be manufactured, for customers by McDermott; and (iii) for which the manufacture was completed during the Reporting Period. Those projects (“Projects”) include the following:

•	offshore oil and gas platforms, including piles, modules, living quarters, wellhead decks, production decks, deck upgrades and jackets;

•	subsea installations, including modules, support frames, pipeline end terminals (PLETs) and pipeline end manifolds (PLEMs); and

•	pipelines, including reeled and traditional layed in various diameters, lengths, materials, insulations and coatings.

McDermott’s Due Diligence Process

McDermott has conducted, in good faith, a reasonable country of origin inquiry that was designed to determine whether any of the Covered Minerals that were necessary to the functionality or production of the Projects originated in the Covered Countries and whether any of the Covered Minerals may have been from recycled or scrap sources. McDermott also exercised due diligence on the source and chain of custody of the Covered Minerals. McDermott’s due diligence measures were designed based on the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten.

McDermott’s due diligence measures included the following:

•	Adopted a Conflict Minerals Policy, which is available on McDermott’s Web site at:

http://www.mcdermott.com/Ethics/Documents/McDermott_Conflict_Minerals_Policy_and_Filing.pdf.

•	Assembled an internal team to support supply chain due diligence.

•	Undertook actions, including the engagement of a third-party vendor, Source Intelligence, to increase transparency over the supply chain.

•	Implemented internal measures to strengthen engagement with suppliers, including through contractual representations from suppliers relating to their use of Covered Minerals from the Covered Countries.

•	Requested that suppliers complete a questionnaire on the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template (“EICC-GeSI Template”) to identify Covered Minerals smelters or refiners and associated countries of origin.

•	Identified smelters or refiners in the supply chain, to the extent practicable, based on information provided by suppliers.

•	Reported findings of the RCOI and due diligence processes to senior management.

Based on the information obtained pursuant to the due diligence process, McDermott does not have sufficient information to determine the facilities used to process Covered Minerals necessary to the functionality or production of the Products or the countries of origin of those Covered Minerals. Accordingly, McDermott was unable to undertake any efforts, beyond the RCOI and due diligence procedures described above, to determine the mine or location of origin thereof.

Steps to Improve the Due Diligence Process

McDermott will endeavor to improve its supply chain due diligence efforts via the following measures, in an effort to mitigate the risk that any Covered Minerals necessary to the functionality or production of products manufactured, or contracted to be manufactured, for customers by McDermott benefit armed groups in any of the Covered Countries:

•	Continue to assess the presence of Covered Minerals in its supply chain.

•	Continue to communicate expectations with regard to supplier performance, transparency and sourcing.

•	Attempt to increase the response rate for the RCOI and due diligence processes.

•	Continue to compare RCOI results to information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program.